Xanadu Quantum Technologies Limited

777 Bay Street, Suite 2400

Toronto, Ontario M5G 2C8

Canada

May 29, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Technology

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeff Kauten

Re:	Xanadu Quantum Technologies Limited
Registration Statement on Form F-1 (File No. 333-296148)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Xanadu Quantum Technologies Limited (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on June 1, 2026, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Peter Byrne of Cooley LLP at (212) 479-6778 or, in his absence, Kristin VanderPas of Cooley LLP at (415) 693-2097.

Very truly yours,

Xanadu Quantum Technologies Limited

/s/ Christian Weedbrook
By:	Christian Weedbrook
Title:	Chief Executive Officer

cc:	Michael Trzupek, Xanadu Quantum Technologies Limited
Natalie Wilmore, Xanadu Quantum Technologies Limited
Peter Byrne, Cooley LLP
Kristin VanderPas, Cooley LLP